



GGL RESOURCES CORP.

NEWS RELEASE March 9, 2010

RIO TINTO SET TO BEGIN 2010 DIAMOND EXPLORATION

VANCOUVER, British Columbia, Canada – GGL Resources Corp. (TSX-V: GGL) ("GGL") is pleased to report that Rio Tinto Canada Exploration Inc. ("RIO") (formerly, Kennecott Canada Exploration Inc.) has instructed GGL to prepare and implement the 2010 diamond exploration program on the CH Project Area ("Property") about 250 kilometers north of Yellowknife, Northwest Territories, Canada.

Ground gravity surveys are scheduled for the later part of this March 2010 to be followed by a drilling program, in April of this year.

Under the direction of RIO, GGL has contracted Aurora Geosciences Ltd. ("Aurora") to conduct the gravity surveys.

Approximately ten drill holes are planned for the March/April drill program. The drill targets have been and will be selected from the results of this year's and last year's ground gravity surveys as well as data from GGL's previous airborne/ground geophysical surveys, indicator mineral sampling and diamond drilling.

In February 2009, GGL and RIO signed an Exploration and Option Agreement which gave RIO the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. In order to exercise the option, RIO must pay GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

ABOUT GGL RESOURCES CORP.

GGL is a Canadian mineral exploration company whose present focus is on its gold, copper-gold, nickel, VMS and diamond properties located in the Northwest Territories and British Columbia, Canada.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, email: info@gglresourcescorp.com or visit our web site at www.gglresourcescorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

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